For Immediate Release: June 3, 2024 Attention: Business Editors VERSABANK TO PARTICIPATE IN MICROCAP RODEO CONFERENCE JUNE 6, 2024 IN NEW YORK CITY LONDON, ONTARIO/CNW/ – VersaBank (“VersaBank” or the “Bank”) (TSX: VBNK; NASDAQ: VBNK) today announced management will participate in the MicroCap Rodeo Conference to be held Thursday, June 6, 2024 in New York City. David Taylor, President and CEO, will present at 3:00 p.m. ET. A live webcast of the presentation will be available on the Bank’s website at https://www.versabank.com/investor- relations/events-presentations/. Versabank will participate in one-on-one meetings on Thursday, June 6, 2024. Interested institutional investors can request a one-on-one meeting by registering here MicroCap Rodeo. About the MicroCap Rodeo Conference The MicroCap Rodeo Conferences are unique, as they are run by money managers and investors for money managers and investors. For the “Spring into Summer Conference”, it will be hosted live in New York City on Thursday, June 6th. The executive management teams of approximately 25+ MicroCap companies across a wide swath of industries will be participating in the conference. Investors will be able to harness top stock ideas for their portfolios by participating in group presentations, as well as 1x1s, in order to garner an understanding into the key value drivers and potential trends for the 2H of 2024 and beyond. There will also be industry guest speakers as well as networking opportunities throughout the conference. For more information please contact info@microcaprodeo.com About VersaBank VersaBank is a Canadian Schedule I chartered (federally licensed) bank with a difference. VersaBank became the world’s first fully digital financial institution when it adopted its highly efficient business-to- business model in 1993 using its proprietary state-of-the-art financial technology to profitably address underserved segments of the Canadian banking market in the pursuit of superior net interest margins while mitigating risk. VersaBank obtains all of its deposits and provides the majority of its loans and leases electronically, with innovative deposit and lending solutions for financial intermediaries that allow them to excel in their core businesses. In addition, leveraging its internally developed IT security software and capabilities, VersaBank established wholly owned, Washington, DC-based subsidiary, DRT Cyber Inc. to pursue significant large-market opportunities in cyber security and develop innovative solutions to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities on a daily basis. VersaBank’s Common Shares trade on the Toronto Stock Exchange (“TSX”) and Nasdaq under the symbol VBNK. Its Series 1 Preferred Shares trade on the TSX under the symbol VBNK.PR.A.

FOR FURTHER INFORMATION, PLEASE CONTACT: LodeRock Advisors Lawrence Chamberlain 416-519-4196 lawrence.chamberlain@loderockadvisors.com Visit our website at: www.versabank.com Follow VersaBank on Facebook, Instagram, LinkedIn and X (formerly Twitter)